SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                                    INCAM AG
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Ordinary Shares, nominal value DM 5 each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    294752100
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed.

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

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CUSIP No. 294752100                SCHEDULE 13G                Page 2 of 5 Pages
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------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Joerg Urlaub
------- ------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

              Germany
---------------------------- ------ --------------------------------------------
            NUMBER OF          5    SOLE VOTING POWER                23,795(1)
              SHARES         ------ --------------------------------------------
           BENEFICIALLY        6    SHARED VOTING POWER                   -0-
             OWNED BY        ------ --------------------------------------------
               EACH            7    SOLE DISPOSITIVE POWER           23,795(1)
            REPORTING        ------ --------------------------------------------
           PERSON WITH         8    SHARED DISPOSITIVE POWER              -0-
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,795
------- ------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                       [ ]
------- ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              15.4%
------- ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

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CUSIP No. 294752100                SCHEDULE 13G                Page 3 of 5 Pages
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Item 1(a).      Name of Issuer.

                Incam AG

Item 1(b).      Address of Issuer's Principal Executive Offices.

                Heerdter Landstrasse 193
                Dusseldorf, Germany 40549

Item 2(a).      Name of Person Filing.

                This statement is filed on behalf of Joerg Urlaub, an individual (the "Reporting Person").

Item 2(b).      Address of Principal Business Office.

                The address of the principal business office for each Reporting Person is:

                Heerdter Landstrasse 193
                Dusseldorf, Germany 40549

Item 2(c).      Citizenship.

                Joerg Urlaub is a citizen of the Federal Republic of Germany.

Item 2(d).      Title of Class of Securities.

                Ordinary Shares, nominal value DM 5 each.

Item 2(e).      CUSIP Number.

                294752100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

                Not applicable.

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CUSIP No. 294752100                SCHEDULE 13G                Page 4 of 5 Pages
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Item 4.         Ownership.

                                   Amount
Reporting Person             Beneficially Owned(1)      Percent of Class(1)
----------------------- ---------------------------- -------------------------
Joerg Urlaub                        23,795                     15.4%


                                Power to Vote            Power to Dispose
                        ---------------------------- -------------------------
Reporting Person             Sole         Shared         Sole         Shared
----------------------- ------------- -------------- ------------- ------------

Joerg Urlaub               23,795          0            23,795           0

------------------


(1)      Calculated on the basis of 154,513 outstanding on December 31, 2000.

Item 5.         Ownership of Five Percent or Less of a Class.

                If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                Not Applicable.

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CUSIP No. 294752100                SCHEDULE 13G                Page 5 of 5 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /S/ JOERG URLAUB
January 17, 2001                            ------------------------------------
                                            JOERG URLAUB